UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File No. 001-33580

ASANKO GOLD INC.

(Translation of registrant’s name into English)

Suite 700, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☐

 Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SUBMITTED HEREWITH

Exhibit No.

Document

99.1	News Release dated April 9, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASANKO GOLD INC.
(Registrant)

By:	/s/ Greg McCunn
Greg McCunn
Chief Financial Officer

Date:	April 9, 2015